Form 6-K




                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                  Pursuant to Rule 13 a - 16 or 15 d - 16 of

                      The Securities Exchange Act of 1934


                       Commission file number 0 - 017444


                                Akzo Nobel N.V.


                (Translation of registrant's name into English)

                76, Velperweg, 6824 BM  Arnhem, the Netherlands

                   (Address of principal executive offices)

                                  SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.



                                Akzo Nobel N.V.


Name     :  F.H. Hensel                 Name     :  J.J.M. Derckx
Title    :  Senior Vice President       Title    :  Director Corporate Control
            Finance



Dated    :  April 16, 2003

REPORT FOR THE 1ST QUARTER OF 2003



Key Figures
--------------------------------------------------------------------------------

Millions of euros (EUR)            1st quarter
                                    2003      2002      Ch. %

Net income*                          164       234       (30)
- per share, in EUR                 0.57      0.82

Sales
Pharma                               884     1,009       (12)
Coatings                           1,282     1,337        (4)
Chemicals                          1,155     1,176        (2)
Other                                (34)      (34)

Total                              3,287     3,488        (6)

Operating income* (EBIT)
Pharma                               141       210       (33)
Coatings                              75        87       (14)
Chemicals                             92       102       (10)
Other                                (34)      (14)

Total                                274       385       (29)

Return on sales*, in %               8.3      11.0

Interest coverage                    7.2       7.3

Gearing                             1.33      1.46**

Number of employees               67,500    67,900**

--------------------------------------------------------------------------------



Net income severely impacted by currencies, pensions, and Pharma - further restructurings in preparation

-    Net income* - down 30%

-    Pension and currency impact of EUR 76 million on operating income

-    Pharma - performance under pressure

-    Coatings - solid autonomous growth offset by currencies

-    Chemicals - robust performance in tough business climate

-    Net borrowings - further down by EUR 0.1 billion

-    Outlook - net income* significantly below 2002


*    Excluding nonrecurring items.

**   At December 31.

REPORT FOR THE 1ST QUARTER OF 2003


The report for the 2nd quarter of 2003 will be published on July 18, 2003.

Note
The data in this report are unaudited.

Unless indicated otherwise, discussion in this report, such as on earnings developments, exclude nonrecurring items.

Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructurings and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items. Operating income before nonrecurring items is one of the key figures management uses to assess the performance of the Company, as these figures better reflect the underlying trends in the results of the activities.

Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook", should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to price fluctuations, currency fluctuations, developments in raw material and personnel costs, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more complete discussion of the risk factors affecting our business please refer to our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

*    Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

REPORT FOR THE 1ST QUARTER OF 2003


CONDENSED CONSOLIDATED STATEMENT OF INCOME

--------------------------------------------------------------------------------

                                                         1st
Millions of euros                                    quarter
                                              2003      2002     Ch. %

Sales                                        3,287     3,488        (6)
Operating costs                             (3,013)   (3,103)

Operating income* (EBIT)                       274       385       (29)
Financing charges                              (38)      (53)

Operating income* less financing charges       236       332
Taxes                                          (68)     (103)

Earnings* of consolidated companies,
after taxes                                    168       229       (27)
Earnings from nonconsolidated companies          6        13

Earnings* before minority interest             174       242
Minority interest                              (10)       (8)
Net income excluding nonrecurring items        164       234       (30)
Nonrecurring items, after taxes and
minority interest                              (25)

Net income                                     139       234

Return on sales*, in %                         8.3      11.0
Interest coverage                              7.2       7.3

Basic/diluted net income excluding
nonrecurring items per share, in EUR          0.57      0.82
Basic/diluted net income per share, in EUR    0.49      0.82

EBITDA                                         437       554       (21)

Capital expenditures                           113       155
Depreciation                                   152       159

--------------------------------------------------------------------------------

*  Excluding nonrecurring items.

REPORT FOR THE 1ST QUARTER OF 2003

Net income* down 30%
Net income excluding nonrecurring items declined 30% to EUR 164 million. Net income* per share was EUR 0.57 (2002: EUR 0.82).

Including net nonrecurring losses of EUR 25 million, first-quarter net income was EUR 139 million (2002: EUR 234 million).

Earnings impacted by weaker currencies, higher pension charges, and generic competition at Pharma
Sales of EUR 3.3 billion were down 6% on last year. Sales development breaks down as follows:

--------------------------------------------------------------------------------
                                                        Currency   Acquisitions/
In %                     Total    Volume     Price   translation     divestments
Pharma                     (12)       (1)        1           (11)             (1)
Coatings                    (4)        2         2           (10)              2
Chemicals                   (2)        2         2            (9)              3
Akzo Nobel                  (6)        1         2           (10)              1

--------------------------------------------------------------------------------


Operating income declined 29%, due to weakening key currencies, higher pension charges, and the drop in earnings at Pharma. Excluding the pension and currency impact, Coatings and Chemicals operating income improved on last year, reflecting the results of drastic cost-saving and restructuring programs already implemented. Further restructurings are in preparation, in particular at Pharma. Earnings developed as follows:

-----------------------------------------------------------------------------------------------------
                               Operating                Change from 1st quarter of 2002
                             income* for           Operational        Currency              Increased
                          1st quarter of     Total performance     translation        pension charges
                                    2003
Millions of euros


Pharma                               141       (69)        (38)            (23)                   (8)
Coatings                              75       (12)          9             (13)                   (8)
Chemicals                             92       (10)          5              (7)                   (8)
Other                                (34)      (20)        (11)              -                    (9)

Akzo Nobel                           274      (111)        (35)            (43)                  (33)
-----------------------------------------------------------------------------------------------------


Currency translation effects were mainly caused by the weaker U.S. dollar, the Brazilian real, and various Asian currencies.

Return on sales was 8.3%, against 11.0% in the first quarter of 2002.


*     Excluding nonrecurring items.

REPORT FOR THE 1ST QUARTER OF 2003

Financing charges decreased substantially, as a result of reduced net borrowings and lower foreign currency exchange rates. Interest coverage in the first quarter was virtually unchanged at 7.2.

The income tax charge decreased to 29% (2002: 31%), reflecting changes in the geographic distribution of the Company's results.

Earnings from nonconsolidated companies decreased from EUR 13 million to EUR 6 million, mainly attributable to lower results for Acordis, Eka Polymer Latex, and Flexsys, while earnings of Methanor improved.

Nonrecurring items
In the first quarter the Company registered net nonrecurring losses of EUR 25 million, which break down as follows:

------------------------------------------------------------
Millions of euros                         Minority
                         Gross     Taxes  interest       Net
Pharma                     (15)        5                 (10)
Coatings                                        (9)       (9)
Chemicals                  (10)        4                  (6)

Akzo Nobel                 (25)        9        (9)      (25)
------------------------------------------------------------


Pharma's nonrecurring losses concern workforce reductions at Organon in the United States, Japan, the United Kingdom, and the Netherlands. At Coatings, a catch-up adjustment was recognized in respect of a joint venture in Asia. Chemicals' charges relate to the restructuring at the Resins site in Dunston, United Kingdom, involving 115 jobs.

Workforce - down 700 from restructurings
At the end of the first quarter of 2003, the Company had 67,500 employees, compared with 67,900 at year-end 2002. Restructuring and cost-saving measures at all three groups caused a decrease of 700 in the first quarter of 2003, while growth of certain businesses, seasonal influences, and acquisitions expanded the workforce by 300.

Outlook- net income* significantly below 2002
We expect that net income for 2003, excluding nonrecurring items, will be significantly below the level of 2002.



*     Excluding nonrecurring items.

REPORT FOR THE 1ST QUARTER OF 2003

Pharma - performance under pressure

--------------------------------------------------


Millions of euros                1st quarter
                          2003      2002     Ch. %
Sales
Organon                    564       648
Intervet                   253       275
Diosynth                   105       126
Intragroup sales/other     (38)      (40)

Total                      884     1,009       (12)

Operating income* (EBIT)   141       210       (33)
Return on sales*, in %    16.0      20.8

R&D expenses as %
of sales                  16.3      14.2

EBITDA                     184       253       (27)

Capital expenditures        51        68

Invested capital         2,554     2,475**

Number of employees     21,700    21,800**

--------------------------------------------------


*    Excluding nonrecurring items.

**   At December 31.

-    Autonomous growth flat - negative currency effect 11%

- Operating income excluding impact currencies and pensions - down EUR 38 million

-    Management change at Organon

-    Further restructurings in preparation

-    Remeron (R):

     -    generic competition in U.S. increasing

     -    SolTab (TM) holding up

     -    growth in rest of the world

-    Arixtra (R) - priority review by FDA for supplemental application

-    NuvaRing (R) - launched in Europe

-    Co-promotion with Ligand for their AVINZA (R)

-    Diosynth's acquisition of production facility in Montrose, U.K., canceled

REPORT FOR THE 1ST QUARTER OF 2003

Pharma sales decreased 12% to EUR 0.9 billion, while operating income declined 33% to EUR 141 million. Return on sales was 16.0% (2002: 20.8%). Pharma's earnings were especially affected by weakening key currencies, higher pension charges, and generic competition in the United States for Remeron(R) and contraceptives. On balance, autonomous sales growth was flat. R&D expenses were unchanged at EUR 144 million, which is 16.3% of sales (2002:
14.2%).

Cost-saving measures are actively pursued and significant further restructurings are in preparation.

The main products in Human Healthcare developed as follows:

------------------------------------------------------
Millions of euros                    Sales
                   1st quarter      Ch. %      Of which
                          2003       2002   currency, %

Remeron (R) in U.S.         78       (29)         (10)

Remeron (R) in rest of
world                       71        18           (1)

Contraceptives             118       (10)         (11)

Puregon (R)                 86       (13)          (7)

Livial (R)                  47        (6)          (7)
-----------------------------------------------------



The antidepressant Remeron (R) encountered severe generic competition in the United States after the loss of the patent court case in December 2002, while Remeron SolTab (TM) is holding up. In the rest of the world, Remeron sales grew 18%.

Sales for NuvaRing (R) (contraceptive ring) in the first quarter amounted to EUR 5 million. NuvaRing is now also being introduced in Europe.

The introduction of the antithrombotic Arixtra (R) is progressing slowly, with sales of EUR 1 million in the first quarter of 2003. The FDA has granted a six-month priority review for a supplemental new drug application for Arixtra.

In the first quarter, Organon started a co-promotion with Ligand for Ligand's AVINZA (R), the first true once-daily opioid for chronic, moderate-to-severe pain.

Animal healthcare activities were under pressure from weak key currencies and soft business conditions.

Diosynth's acquisition of a production facility in Montrose, United Kingdom, was canceled due to changed economic circumstances for the Company's pharmaceutical activities.

REPORT FOR THE 1ST QUARTER OF 2003

Coatings - solid autonomous growth offset by currencies

---------------------------------------------------
Millions of euros                1st quarter
                          2003      2002     Ch. %
Sales
Decorative Coatings        418       428
Industrial activities      323       314
Car Refinishes             218       235
Marine & Protective
Coatings                   204       211
Industrial Products        134       137
Intragroup sales/other     (15)       12

Total                    1,282     1,337        (4)

Operating income (EBIT)     75        87       (14)
Return on sales, in %      5.9       6.5

EBITDA                     115       128       (10)

Capital expenditures        23        25

Invested capital         2,382     2,264**

Number of employees     29,800    29,800**

---------------------------------------------------

* 2002 sales figures per business unit have been adjusted for a slight regrouping of activities.

**   At December 31.

-    Autonomous growth 4% - negative currency effect 10%

- Operating income excluding impact currencies and pensions - up EUR 9 million

-    Upward pressure raw material prices

-    Decorative Coatings - negative impact Turkey

-    Marine & Protective Coatings - going strong

-    Industrial activities - holding up well

-    Opening of powder coatings plant in Vietnam

REPORT FOR THE 1ST QUARTER OF 2003

Coatings sales decreased 4% to EUR 1.3 billion. Autonomous sales growth was 4%, due to volume and price increases of 2% each. The negative currency impact was 10%, while acquisitions and divestments, on balance, added 2%.

Operating income went down 14% to EUR 75 million. Return on sales was 5.9% (2002: 6.5%). The contributions from improved margins and cost savings were more than offset by the negative impact of weaker key currencies and higher pension charges. Excluding the impact of currencies and pension charges, operating income grew EUR 9 million.

The restructuring programs are progressing according to schedule, resulting in a workforce reduction of 200 in the first quarter of 2003. In growth areas, like Eastern Europe and Asia, and due to seasonal influences the workforce expanded by 200.

Performance of Decorative Coatings was under pressure from the weak economy in Turkey. Marine & Protective Coatings sustained the positive trend of last year. The industrial activities held up well despite soft business conditions. Powder Coatings is reaping the benefits of restructuring programs and the acquisition of Ferro's powder activities.

Raw material prices show an upward trend.

Capital expenditures were decreased slightly to EUR 23 million.

Akzo Nobel opened a powder coatings factory in Ho Chi Minh City, Vietnam, the latest in a series of strategic investments by Coatings in the Asia Pacific region. This new production facility further strengthens the Company's leadership position in the Asian powder coatings market.

REPORT FOR THE 1ST QUARTER OF 2003

Chemicals - robust performance in tough business climate

---------------------------------------------------
Millions of euros                1st quarter
                          2003      2002     Ch. %

Sales
Pulp & Paper Chemicals     250       251
Functional Chemicals       208       212
Surface Chemistry          204       193
Base Chemicals             134       107
Polymer Chemicals          130       152
Resins                      99       102
Catalysts                   91       107
Salt                        77        70
Energy                      43        39
Intragroup sales/other     (81)      (57)

Total                    1,155     1,176        (2)

Operating income** (EBIT)   92       102       (10)
Return on sales**, in %    8.0       8.7

EBITDA                     170       183        (7)

Capital expenditures        36        60

Invested capital         2,783     2,850***

Number of employees     14,800    15,100***
--------------------------------------------------

* 2002 sales figures per business unit have been adjusted for a slight regrouping of activities.

**   Excluding nonrecurring items.

***  At December 31.

-    Autonomous growth 4% - negative currency effect 9%

- Operating income excluding impact currencies and pensions - up EUR 5 million

-    Cost-saving programs - progressing well and contributing

-    Raw material prices - slight upward trend

-    Catalysts, Salt and Base Chemicals - strong operational performance

-    Pulp & Paper Chemicals - volumes picking up

- Surface Chemistry and Polymer Chemicals - operational performance still under pressure

-    Polymer Chemicals acquisition CIRS, Italy - completed

-    Pulp & Paper Chemicals joint venture in Chile

REPORT FOR THE 1ST QUARTER OF 2003

Chemicals' first-quarter sales of EUR 1.2 billion were slightly below last year. Operating income was down 10% to EUR 92 million. Return on sales was 8.0% (2002: 8.7%).

The contributions by 4% autonomous growth and cost savings were more than offset by the negative effects of weaker key currencies, increased pension charges, and slightly higher raw material and energy prices. Excluding the impact of currencies and pension charges, operating income grew EUR 5 million. The major cost-saving programs are progressing well and resulted in a workforce decrease of 300 in the first quarter of 2003.

Catalysts and Salt did better, while Base Chemicals also benefited from the acquisition of ECI Elektro-Chemie. Sales volumes at Pulp & Paper Chemicals started to pick up. Polymer Chemicals and Surface Chemistry continued to suffer from weak market conditions.

Capital expenditures were substantially reduced to EUR 36 million, which is 48% of depreciation.

In March 2003, Polymer Chemicals strengthened its position as a supplier to the PVC industry with the acquisition of CIRS SpA. This Italian company manufactures two strategic raw materials for the production of PVC: antifouling agents and secondary suspending agents. Since 1999, Polymer Chemicals has held exclusive rights to sell CIRS products on a worldwide basis. The success of this partnership and the strategic fit have led to this acquisition.

Akzo Nobel's Pulp & Paper Chemicals business is set to become the largest sodium chlorate producer in Latin America after the agreement to form a joint venture with Chilean company Celulosa Arauco y Constitucion S.A.

Akzo Nobel Salt is to expand salt production capacity at its Hengelo site in the Netherlands by 300,000 to 500,000 tons.

REPORT FOR THE 1ST QUARTER OF 2003

--------------------------------------------------------------------------------

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Millions of euros                                    1st quarter
                                                2003                2002

Total earnings before minority interest        158                 242
Depreciation and amortization                  163                 169

Cash flow                                      321                 411

Changes in working capital                    (138)               (198)
Changes in provisions and deferred tax assets   23                  42
Other changes                                   (2)                 11

Net cash provided by operations                          204                266

Capital expenditures                          (113)               (155)
Acquisitions                                   (84)                (11)
Proceeds from divestments                       20                  66
Other changes                                   18                  17

Net cash used for investing activities                  (159)               (83)
Dividends paid                                            (4)                (2)

Funds balance                                             41                181

Net cash used for financing activities                  (173)              (221)
Effect of exchange rate changes on
cash and cash equivalents                                 (8)                 -

Change in cash and cash equivalents                     (140)               (40)
--------------------------------------------------------------------------------

REPORT FOR THE 1ST QUARTER OF 2003

Operational cash flow lower due to decline in earnings
The first-quarter funds balance decreased from EUR 181 million to EUR 41 million.

Cash flow from operations went down EUR 62 million, particularly due to the decline in earnings, partially offset by the result of better control over working capital.

As a result of the Company's focus on cash, capital expenditures were reduced to EUR 113 million (2002: EUR 155 million), which is 74% of depreciation.

Acquisition expenditures mainly related to CIRS and the final settlement for the acquisitions in 2002 of ECI Elektro-Chemie and Crompton's Industrial Specialties.

Proceeds from divestments were generated through the sale of idle office buildings and several relatively small activities. In last year's first quarter, the Company received the proceeds from the sale of Printing Inks.

Net cash used by financing activities predominantly concerned the redemption of short-term borrowings.

REPORT FOR THE 1ST QUARTER OF 2003

CONDENSED CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------------------------

Millions of euros                             March 31, 2003   December 31, 2002

Intangible assets*                                       652                 629
Property, plant and equipment                          4,242               4,402
Deferred tax assets                                      387                 405
Deferred tax asset minimum pension liability             483                 503
Other financial noncurrent assets                      1,248               1,309

Inventories                                            2,219               2,206
Receivables                                            3,136               2,815
Cash and cash equivalents                                380                 520

Total                                                 12,747              12,789

Capital and reserves                                   3,295               3,216
Minimum pension liability                             (1,072)             (1,118)

Akzo Nobel N.V. shareholders' equity                   2,223               2,098
Minority interest                                        145                 137

Equity                                                 2,368               2,235

Provisions                                             2,556               2,574
Minimum pension liability                              1,728               1,794
Long-term borrowings                                   2,739               2,797
Short-term borrowings                                    796                 979
Current liabilities                                    2,560               2,410

Total                                                 12,747              12,789

Gearing                                                 1.33                1.46

Shareholders' equity per share, in EUR                  7.78                7.34
Number of shares outstanding, in millions              285.7               285.7

--------------------------------------------------------------------------------





* Intangible assets include capitalized prior service costs related to the minimum pension liability of EUR 173 million.

REPORT FOR THE 1ST QUARTER OF 2003

--------------------------------------------------------------------------------

CHANGES IN EQUITY
                                 Capital   Minimum    Share-
                                     and   pension  holders'  Minority
Millions of euros               reserves liability    equity  interest    Equity

Situation at December 31, 2002     3,216    (1,118)    2,098       137     2,235
Income                               139                 139        19       158
Dividends                                                           (4)       (4)
Changes in exchange rates            (60)       46       (14)       (3)      (17)
Changes in minority interest
in subsidiaries                                                     (4)       (4)

Situation at March 31, 2003        3,295    (1,072)    2,223       145     2,368
--------------------------------------------------------------------------------



Balance sheet - net borrowings further down by EUR 0.1 billion
Invested capital at March 31, 2003 amounted to EUR 9.3 billion, virtually unchanged from December 31, 2002. Acquisitions and the seasonal increase of working capital each resulted in an increase of EUR 0.1 billion, while currency translation caused a decrease of EUR 0.2 billion.

Equity increased EUR 0.1 billion mainly due to first-quarter income, while net interest-bearing borrowings were reduced by EUR 0.1 billion. Gearing improved to 1.33 (December 31, 2002: 1.46). It is the Company's ambition to reduce net borrowings in 2003 by some EUR 250 million.

In the first quarter, Moody's lowered the Company's long-term credit rating to A3 with a negative outlook, while the short-term credit rating was set at P2. Standard & Poor's adjusted the outlook for the long-term A- credit rating from positive to negative, while the short-term credit rating of A2 remained unchanged.


Arnhem, April 16, 2003                   The Board of Management

REPORT FOR THE 1ST QUARTER OF 2003

Additional Information                            Akzo Nobel N.V.
The explanatory sheets used by the CFO            Velperweg 76
during the press conference can be viewed on      P.O. Box 9300
Akzo Nobel's Internet site at:                    6800 SB Arnhem
www.akzonobel.com/news/presentations.asp          The Netherlands
                                                  Tel.        + 31 26 366 4433
                                                  Fax         + 31 26 366 3250
                                                  E-mail      ACC@akzonobel.com
                                                  Internet    www.akzonobel.com